UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2023

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation
(Translation of registrant’s name into English)

Bay & Deveaux Streets, Nassau, The Bahamas

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 27, 2023, shareholders owning a majority of outstanding shares of Nymox Pharmaceutical Corporation (the “Company”) stock approved the removal of Mr. Randall J. Lanham and Mr. Richard M. Cutler from the Board of Directors.

The Company is in the process of hiring a general counsel to assume Mr. Lanham’s legal duties and responsibilities to the Company, and to serve on the Board of Directors.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2023

NYMOX PHARMACEUTICAL CORPORATION

By:	/s/ Paul Averback
Name:	Paul Averback
Title:	President and Chief Executive Officer

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